UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

GBS ENTERPRISES INCORPORATED

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

36150G 10 6

(CUSIP Number)

Joerg Ott

585 Molly Lane

Woodstock, GA 30189

(404) 474-7256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36150G 10 6

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Joerg Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)

	(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		Germany

Number of	7.	Sole Voting Power	1,850,000
Shares
Beneficially	8.	Shared Voting Power	0
Owned by Each
Reporting	9.	Sole Dispositive Power	1,850,000
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,850,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		6.79%

14.	Type of Reporting Person (See Instructions)

	IN

Explanatory Note

This Reporting Person is filing this Schedule 13D/A (Amendment No. 1) to amend that certain Schedule 13D filed with the Commission by the Reporting Person on May 5, 2010.

As previously reported by the Issuer, on April 26, 2010, Lotus Holdings Limited (“Lotus”) acquired a majority of the outstanding Common Stock of the Issuer (then known as SWAV Enterprises, Ltd. (OTCBB: SWAV)). On November 8, 2010, Lotus transferred 300,000 shares of Issuer’s Common Stock to the Reporting Person in satisfaction of indebtedness owed the Reporting Person by Lotus at a price of $1.17 per share, or an aggregate of $351,000, in full satisfaction of such outstanding indebtedness.

Item 1.	Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share (the “Common Stock”), of GBS Enterprises Incorporated, a Nevada corporation with its executive office located at 585 Molly Lane, Woodstock, GA 30189 (the “Issuer”). On September 6, 2010, the Issuer changed its name from SWAV Enterprises Limited to GBS Enterprises Incorporated. On October 14, 2010, the Issuer’s trading symbol on the OTC Bulletin Board was changed from “SWAV” to “GBSX.”

Item 2.	Identity and Background.

(a)	Name: This statement is filed by Joerg Ott (the “Reporting Person”).

(b)	Business Address:

GBS Enterprises Incorporated 585 Molly Lane Woodstock, GA 30189

(c)

Employment Information: The Reporting Person serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Reporting Person is also the Managing Member of vbv Vitamin-B Venture GmbH, a German-based company located in Eisenach, Germany.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration

As previously reported by the Issuer, on April 26, 2010, Lotus Holdings Limited (“Lotus”) acquired a majority of the outstanding common stock of the Issuer (then known as SWAV Enterprises, Ltd. (OTCBB: SWAV)). On November 8, 2010, Lotus transferred 300,000 shares of Issuer’s Common Stock to the Reporting Person in satisfaction of indebtedness owed the Reporting Person by Lotus at a price of $1.17 per share, or an aggregate of $351,000, in full satisfaction of such outstanding indebtedness.

Item 4.	Purpose of Transaction

As disclosed in the Explanatory Note and Item 3 of this Schedule 13D/A (Amendment No. 1), on November 8, 2010, Lotus transferred 300,000 shares of Issuer’s Common Stock to the Reporting Person in satisfaction of indebtedness owed the Reporting Person. The Reporting Person holds the shares of Issuer’s Common Stock for investment purposes only. The Reporting Person does not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. If any changes do occur, the Reporting Person will file an amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

The Reporting Person is deemed to beneficially own an aggregate of 1,850,000 shares of Common Stock of the Issuer, consisting of (i) 1,550,000 shares held indirectly through vbv Vitamin-B Venture GmbH, an entity of which the Reporting Person is the Managing Member, and (ii) 300,000 shares held directly by the Reporting Person. The Reporting Person’s share ownership represents approximately 6.79% of the issued and outstanding shares of Common Stock of the Issuer, based on 27,247,958 shares of Common Stock of the Issuer outstanding on February 24, 2012.

(b)	Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	1,850,000

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	1,850,000

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days: None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2012	By:	/s/ JOERG OTT
Joerg Ott